                                                                     Exhibit 2.1


                            ASSET PURCHASE AGREEMENT

         THIS ASSET PURCHASE AGREEMENT ("Agreement") dated as of February 22, 2002 is entered into by and among Bowman Tool & Machining, Inc., a Minnesota corporation ("Seller"), WSI Industries, Inc., a Minnesota corporation ("WSI"), William Bowman ("W. Bowman") and W Bowman Consulting Company, a Minnesota corporation ("Buyer").

         WHEREAS, Seller is engaged in the business of custom precision contract machining (the "Business");

         WHEREAS, Seller desires to sell, and Buyer desires to purchase, substantially all of Seller's assets used in the Business, and Buyer desires to assume certain liabilities of Seller, all upon the terms and conditions hereinafter set forth;

         NOW, THEREFORE, in consideration of the agreements herein, the parties agree as follows:

                                    ARTICLE 1
                           PURCHASE AND SALE OF ASSETS

         1.1 Purchased Assets. Seller hereby sells, assigns, transfers, conveys and delivers to Buyer, and Buyer hereby purchases from Seller, for the purchase price hereinafter specified, the following assets, properties, rights and interests of Seller, except the Excluded Assets, (the "Purchased Assets"):

                  (a) all accounts receivable held by Seller on the Closing Date (the "Accounts Receivable");

                  (b) all machinery and equipment, attachments and parts therefor, leasehold improvements, tools, dies, jigs, fixtures, patterns, engineering equipment, office furniture, supplies and tangible personal property of every kind and nature owned by Seller on the Closing Date (the "Fixed Assets") and located at Seller's leased facility at 1310 Valleyhigh Drive Northwest, Rochester, Minnesota on the Closing Date (the "Main Facility");

                  (c) the equipment held on consignment by the entities and at the locations listed on Schedule 1.1(c) (the "Consigned Equipment");

                  (d) all inventories of raw materials, work-in-process and finished goods owned by Seller on the Closing Date and held for sale to customers or for use in the operation of the Business (the "Inventory");

                  (e) the personal property owned by Seller and stored in Seller's leased facilities at Rochester City Delivery, 3101 40th Avenue Northwest and Keefe Transfer, 6315 16th Avenue Southeast, Rochester, Minnesota (the "Storage Facilities");

                  (f) all rights of Seller under open purchase orders for supplies and raw materials and customer sale orders, including without limitation, and the contracts listed on Schedule 1.1(f) (collectively, the "Assumed Contracts");

                  (g) the 1994 F250 Ford pickup (the "Vehicle");

                  (h) all of Seller's business records and files relating to the Business, including without limitation, customer lists and records, sales information, supplier records, cost and pricing information, employment and personnel records of employees to be hired by Buyer (the "Business Records");

                  (i) all computer software, source codes, computer files, programs, patents, trademarks, copyrights, applications, trade names, logos, licenses, technical data, product specifications, blueprints, know-how, trade secrets and other proprietary rights and intellectual property owned by Seller, or to which Seller otherwise has rights, including without limitation, the name "Bowman Tool & Machining";

                  (j) all licenses, permits and approvals associated with, used or employed in the Business or with respect to the Purchased Assets;

                  (k) the prepaid expenses listed on Schedule 1.1(k) (the "Prepaid Expenses"); and

                  (l) The telephone number 507-286-1400 and fax number 507-280-0014, to the extent transferable.

         1.2 Excluded Assets. Notwithstanding the provisions of Section 1.1, the following assets, properties, rights and interests of Seller are not included in the Purchased Assets and will be retained by Seller (the "Excluded Assets"):

                  (a) cash or cash equivalents on hand or in banks;

                  (b) all corporate minute books and stock records;

                  (c) Seller's rights under this Agreement and any agreements executed in connection therewith;

                  (d) the income tax records and other original income tax records of Seller and all claims for tax refunds;

                  (e) all insurance policies (including the proceeds thereof) owned by Seller;

                  (f) prepaid expenses related to auto insurance, workers' compensation insurance and product liability insurance; and

                  (g) the Toyoda FA 630, serial number NM8089, including chip conveyer, a set of tool holders with pull studs suitable for general job shop work (end mill holders, collet chucks, face mill holder, etc.), steel decking, spare parts, manuals, all pallets whether originally provided with the machine or subsequently acquired as additional, all coolant pumps including any high pressure or specialized pumps, any touch probes or touch probe accessories originally included with machine or subsequently acquired.

                                   ARTICLE II
             ASSUMPTION OF LIABILITIES; GENERAL RELEASE AND CONSENTS

         2.1 Liabilities. Buyer hereby assumes and agrees to pay, discharge and/or perform the following liabilities and obligations of Seller, whether absolute, contingent or otherwise, known or unknown, (the "Assumed Liabilities"):

                  (a) Liabilities and obligations under the Assumed Contracts;

                  (b) Liabilities and obligations under that certain Promissory Note dated August 6, 1999 in the original principal amount of $886,618 issued by WSI to W. Bowman, as amended and replaced by that certain Promissory Note dated October 27, 2000 in the original principal amount of $1,594,093, and assigned to Seller pursuant to Assignment dated February 22, 2002 (the "Note"), with interest accrued to the Closing Date to be paid by Seller;

                  (c) Liabilities and obligations under that certain Non-Compete Agreement dated August 6, 1999 between Seller and W. Bowman;

                  (d) Liabilities and obligations under that certain Employment Agreement dated August 6, 1999 between Seller and W. Bowman;

                  (e) Liabilities and obligations under that certain Lease dated August 6, 1999 between W. Bowman, M. J. Bowman and Seller, with rent to be prorated to the Closing Date;

                  (f) Liabilities and obligations under Lease Numbers 9, 10, 11, 13, 14, 15 and 16 of the Master Lease Agreement dated March 11, 1996 between WSI and U.S. Bancorp Leasing and Financial - Machine Tool Finance Group (the "U.S. Bancorp Master Lease") and assigned to Seller pursuant to Assignment dated February 22, 2002 and Lease Numbers 8 and 8A of the Master Leases between WSI and Yamazen Inc. each dated September 29, 1995 and assigned to Seller pursuant to Assignment dated February 22, 2002 (collectively, the "Equipment Leases");

                  (g) Liabilities and obligations incurred after the Closing Date which are related to the consignment of the Consigned Equipment, including, without limitation, any storage fees or commissions;

                  (h) Liabilities and obligations incurred after the Closing Date which are related to the Storage Facilities, including, without limitation, the monthly lease payments; and

                  (i) Liabilities and obligations undertaken by Buyer as provided in Sections 8.6, 8.7 and 8.8 of this Agreement.

         2.2 Excluded Liabilities. Except for the Assumed Liabilities, Buyer assumes no other liability or obligation of Seller. Without limiting the foregoing, Seller agrees that it is responsible for all costs incurred prior to Closing with respect to those items described in Section 2.1(g) and 2.1(h) above.

         2.3 Release. W. Bowman and Mary Jo Bowman ("M. J. Bowman"), individually and for and on behalf of Bowman Consulting of Rochester, Minnesota ("Bowman Consulting"), and each of their respective affiliates, successors and assigns, hereby release and forever discharge Seller and WSI and their respective officers, shareholders, directors, employees, agents, affiliates, successors, assigns, heirs and personal representatives (the "Releasees"), from any and all manner of action and actions, cause and causes of action, suits, debts, dues, sums of money, covenants, contracts, controversies, agreements, promises, damages, judgments, claims and demands, whatsoever, in law or in equity, which W. Bowman, M. J. Bowman or Bowman Consulting ever had, now has or which any of them hereafter can, shall or may have, against the Releasees for, upon or by reason of any matter, cause or thing, whatsoever, including, without limitation, any matter arising under or related to the Assumed Liabilities, except for any obligation, covenant, representation or warranty of Seller or WSI contained in this Agreement. Notwithstanding the foregoing, nothing herein shall be deemed to limit W. Bowman's claims against U.S. Bank related to the designation of his 401(k) account balance to certain funds.

         2.4 Consents. To the extent any of the Assumed Contracts for which assignment to the Buyer is provided for in this Agreement is not obtained or is not assignable without the consent of another party, this Agreement shall not constitute an assignment or an attempted assignment thereof if such assignment or attempted assignment would constitute a breach thereof. The Seller and Buyer shall continue to use their respective commercially reasonable efforts to obtain the consent of such party to the assignment of any such Assumed Contract to the Buyer in all cases in which such consent is or may be required for such assignment. Any payment required with respect to any such consent shall be made by Buyer. If such consent shall not be obtained, the Seller shall cooperate with the Buyer in any reasonable arrangement designed to provide for the Buyer the benefits under any such Assumed Contract provided Buyer shall assume any liability or obligation under the Assumed Contract related to any required consents that are not obtained prior to the Closing.

                                   ARTICLE III
                                 PURCHASE PRICE

         3.1 Purchase Price for Purchased Assets. In consideration for the Purchased Assets, Buyer hereby assumes the Assumed Liabilities and pays Seller a purchase price of $2,075,000, plus the value of Accounts Receivable, Inventory and Prepaid Expenses to be estimated prior to and paid at the Closing (the "Estimated Current Asset Amount").

         3.2 Post-Closing Adjustment.

                  (a) Within ten (10) days following the Closing, Seller shall prepare and deliver to Buyer a statement setting forth the book value as set forth on Seller's books and records as of the Closing Date of the Accounts Receivable, Inventory and Prepaid Expenses determined in accordance with generally accepted accounting principles applied on a consistent basis (the "Statement of Current Assets"). The Inventory shall be valued at the lower of cost or market.

                  (b) Buyer shall have twenty (20) days after the delivery of the Statement of Current Assets to review the same. If within said (twenty) 20-day period, the Buyer notifies the Seller in writing that it disputes any item(s) on the Statement of Current Assets, specifically identifying the item(s) and amount(s) in dispute and the basis for such dispute, the Buyer and Seller shall use their reasonable efforts to reach agreement within the ten (10) day period following the delivery of the Buyer's notice of dispute, or such longer period as may be agreed upon by the Buyer and Seller, with respect to such disputed item(s).

                  (c) If Buyer and Seller fail to reach a mutually agreeable determination with respect to the Statement of Current Assets within the foregoing ten day period, or such longer period as may have been agreed upon, the disputed item(s) shall be submitted to an independent certified public accounting firm mutually agreed to by the parties, in each case utilizing an accounting firm and partners that have not represented and have no relationship with any party (the "Independent Accountant") for resolution. The Independent Accountant's determination shall be final and binding on Seller and Buyer, and judgment on such determination may be entered in any court having jurisdiction. The costs and expenses of the Independent Accountant will be paid by the party against whom the disputed item(s) are resolved, or shall be prorated between Buyer and Seller by the Independent Accountant to the extent disputed item(s) are resolved in favor of each party based on their relative degree of success. The parties shall request that such determination by the Independent Accountant be resolved as promptly as possible. The resolution of any disputed item(s) shall be combined with the undisputed items from the Statement of Current Assets to re-calculate and finalize the Statement of Current Assets.

                  (d) The Purchase Price for the Purchased Assets shall be subject to a dollar-for-dollar increase or reduction to the extent that the value of the Accounts Receivable, Inventory and Prepaid Expenses as set forth on the final Statement of Current Assets is less than or greater than the Estimated Current Asset Amount. In the event of a reduction in the Purchase Price, Seller shall pay the difference to Buyer in immediately available funds. In the event of an increase in the Purchase Price, Buyer and W. Bowman jointly and severally agree to pay the difference to Seller in immediately available funds.

         3.3 Allocation of Purchase Price. The consideration to be paid by the Buyer to the Seller in exchange for the Purchased Assets has been allocated as set forth in Schedule 3.3 pursuant to arm's length negotiation, and such allocation properly reflects the respective fair market values of the Purchased Assets. The allocation of the consideration to the Purchased Assets set forth in
Schedule 3.3 will be binding on Buyer and Seller for federal income tax purposes and will be consistently so reflected by each party in its federal income tax returns.

                                   ARTICLE IV
                         CLOSING; DELIVERY OF DOCUMENTS

         4.1 Closing. The consummation of the transactions herein contemplated (the "Closing") is occurring simultaneously with the execution of this Agreement on February 22, 2002 (the "Closing Date") at 10:00 a.m., at the offices of Lindquist & Vennum, 4200 IDS Center, Minneapolis, Minnesota 55402. The Closing is effective at 11:59 p.m. on the Closing Date.

         4.2 Buyer's Deliveries. At the Closing, Buyer shall execute and/or deliver to Seller the following:

                  (a) the payment provided in Section 3.1;

                  (b) Articles of Incorporation and a Good Standing Certificate of Buyer certified by the Secretary of the State of Minnesota;

                  (c) Secretary's Certificate signed by the Secretary of Buyer and dated as of the Closing Date certifying (i) that resolutions have been duly adopted by its Board of Directors authorizing the execution of this Agreement and the documents and transactions related hereto and
         (ii) as to the names and incumbency of its officers who are empowered to execute the foregoing documents for and on behalf of Buyer and the authenticity of specimen signatures provided thereby; and

                  (d) an Opinion of Buyer's counsel in the form of Exhibit A.

         4.3 Seller's Deliveries. At the Closing, Seller shall execute and/or deliver to Buyer the following:

                  (a) certificates of title or origin (or like documents) with respect to the Vehicle included in the Purchased Assets with any necessary accompanying assignments, in order for title to the Vehicle to be transferred to Buyer;

                  (b) Secretary's Certificates for each of Seller and WSI signed by the Secretary of each of Seller and WSI and dated as of the Closing Date certifying (i) that resolutions have been duly adopted by their respective Boards of Directors and/or shareholders as appropriate authorizing the execution of this Agreement and the documents and transactions related hereto and (ii) as to the names and incumbency of their respective officers who are empowered to execute the foregoing documents for and on behalf of Seller and WSI and the authenticity of specimen signatures provided thereby;

                  (c) UCC Termination Statements releasing the liens set forth on Schedule 5.6 or payoff letters relating to the same; and

                  (d) an Opinion of Seller's counsel in the form of Exhibit B.

                                    ARTICLE V
                REPRESENTATIONS AND WARRANTIES OF SELLER AND WSI

         Seller and WSI hereby represent and warrant to Buyer as follows:

         5.1 Organization. Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Minnesota and has the requisite power to own its properties and to carry on the Business as now being conducted.

         5.2 Authorization. Seller has full power and authority to enter into and perform this Agreement. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all requisite corporate action of the Seller and WSI, including shareholder approval where required. This Agreement has been executed and delivered by a duly authorized officer of Seller and is a valid and binding agreement of the Seller, enforceable against the Seller in accordance with its terms.

         5.3 No Violation. Neither the execution and delivery of this Agreement, nor the consummation by the Seller of the transactions herein contemplated, will conflict with or result in a breach of any of the terms, conditions or provisions of the Articles of Incorporation or Bylaws of Seller, or any order, writ, injunction, judgment or decree of any court or any governmental authority or of any arbitration award applicable to the Seller.

         5.4 Litigation. There are no claims, actions, suits, inquiries, investigations, or proceedings pending, or to the knowledge of Seller, threatened which question or challenge the validity of this Agreement or seek to restrain or enjoin any action taken or to be taken by Seller pursuant to this Agreement or in connection with the transactions contemplated hereby.

         5.5 Accounts Receivable. All of the Accounts Receivable reflected on the final Statement of Current Assets will be valid and enforceable claims, fully collectible within 90 days of the respective invoice date, and subject to no setoff or counterclaim in the recorded amounts. In the event such Accounts Receivable are not fully collected within such 90-day period, Seller shall pay Buyer an amount equal to such uncollected amount and the uncollected receivable shall be assigned to Seller. Except for such uncollected receivables as are assigned to Seller as provided above, Accounts Receivable received by Seller shall be turned over to Buyer within five (5) days of receipt of the same.

         5.6 Title. Except as set forth on Schedule 5.6, Seller owns the Purchased Assets free and clear of all liens and encumbrances.

         5.7 Taxes. There are no State or Federal tax liens of any kind affecting the assets to be sold hereunder, and there are no unpaid Federal or State income taxes due from Seller for any period from August 6, 1999 to the Closing Date. Seller has no due and unpaid business, occupational, social security, unemployment, withholding or similar taxes of any kind related to the Business for any period from August 6, 1999 to the Closing Date.

         5.8 Contracts. Except for the Assumed Contracts, Schedule 5.8 is a complete list of all material contracts, agreements, franchise agreements, employment agreements, leases, licenses, plans, arrangements, commitments and other documents to which Seller is a party on the Closing Date or by which Seller is in any way affected or bound on the Closing Date and which, in any such case, will impose an obligation on Buyer after the Closing which is not an Assumed Liability.

         5.9 Defaults. Assuming all necessary consents are obtained under the Assumed Contracts, Seller is not, in any material respect, in default under or in breach of any terms or conditions of any Assumed Contract.

         5.10 Compliance. To Seller's knowledge, Seller is in such compliance with all laws, rules and regulations relating to the Business and property to be sold pursuant to this Agreement, provided no representation is given with respect to any compliance related to matters existing or occurring on or prior to August 6, 1999.

         5.11 Financial Statements. Seller has delivered to Buyer the following financial statements (the "Financial Statements"): Profit and Loss Statements and Balance Sheets of Seller for the months of August, 2001 through January, 2002. The Financial Statements have been prepared in accordance with generally accepted accounting principles, except for the absence of footnotes and for normal year end adjustments, and accurately describes, in all material respects, the financial position and results of operations of Seller as of and for the periods set forth therein.

         5.12 Equipment Transfer. To Seller's knowledge, since February 1, 2002, there has been no transfer out of Seller's main facility of any material Fixed Asset necessary to operate the Business as currently conducted.

                                   ARTICLE VI
              REPRESENTATIONS AND WARRANTIES OF BUYER AND W. BOWMAN

         Buyer and W. Bowman hereby represent and warrant to Seller as follows:

         6.1 Corporate Existence. Buyer is a corporation, validly existing and in good standing under the laws of the State of Minnesota and has the requisite power to own its properties and to carry on its business as now being conducted.

         6.2 Authorization. Buyer has all necessary power and authority to enter into and perform this Agreement. The execution and delivery of this Agreement by Buyer and the consummation of the transactions contemplated hereby have been duly authorized by all requisite corporate action of Buyer. This Agreement has been executed and delivered by a duly authorized officer of Buyer and is a valid and binding agreement of Buyer and W. Bowman, enforceable against Buyer and W. Bowman in accordance with its terms. W. Bowman has full authority to execute the releases set forth in Section 2.3 for and on behalf of Bowman Consulting and such releases are valid and binding agreements of Bowman Consulting.

         6.3 No Violation. Neither the execution and delivery of this Agreement by Buyer or W. Bowman, nor the consummation by Buyer or W. Bowman of the transactions herein or therein contemplated, will conflict with or result in a breach of any of the terms, conditions, or provisions of Buyer's governing documents or of any order, writ, injunction, judgment or decree of any court or governmental authority applicable to Buyer or W. Bowman.

         6.4 Litigation. There are no claims, actions, suits, inquiries, investigations, or proceedings pending, or to the knowledge of Buyer, threatened which question or challenge the validity of this Agreement or seek to restrain or enjoin any action taken or to be taken by Buyer pursuant to this Agreement or in connection with the transactions contemplated hereby.

         6.5 No Assignment. Neither W. Bowman, M. J. Bowman nor Bowman Consulting has assigned, transferred, pledged, encumbered or otherwise hypothecated any of the claims which are being released pursuant to Section 2.3 of this Agreement.

                                   ARTICLE VII
                          SURVIVAL AND INDEMNIFICATION

         7.1 Survival. The representations, warranties, covenants and indemnification provisions contained in this Agreement, and in any certificate delivered pursuant hereto at the Closing shall survive the Closing.

         7.2 Buyer's and W. Bowman's Indemnification Covenants. Buyer and W. Bowman, jointly and severally, shall indemnify and hold harmless Seller, WSI and their respective shareholders, directors, officers and employees from and against all liability, demands, claims, actions or causes of action, assessments, losses, fines, penalties, costs, damages and expenses, including reasonable attorneys' fees, and all expenses incurred in investigating, preparing and defending any litigation commenced or threatened, or any claim whatsoever, and any amounts paid in settlement of any claim or litigation sustained or incurred by Seller, WSI or their respective shareholders, directors, officers and employees as a result of or arising out of or by virtue of: (i) any inaccuracy in a representation or warranty made by Buyer to Seller in this Agreement; (ii) the failure of Buyer to comply with, or the breach by Buyer of, any of the covenants in this Agreement to be performed by Buyer; (iii) Buyer's failure to honor, discharge, pay or fulfill when due any of the Assumed Liabilities; (iv) any breach or alleged breach of any Assumed Contract arising from any failure or alleged failure to obtain any consent to the assignment thereof from Seller to Buyer or from WSI to Seller as provided herein; and (v) any breach by Buyer of the U.S. Bancorp Master Lease with respect to any lease thereunder which is included in the Assumed Liabilities.

         7.3 Seller's and WSI's Indemnification Covenants. Seller and WSI shall indemnify and hold harmless Buyer and its members, governors, officers and employees from and against all liability, demands, claims, actions or causes of action, assessments, losses, fines, penalties, costs, damages and expenses, including reasonable attorneys' fees, and all expenses incurred in investigating, preparing and defending any litigation commenced or threatened, or any claim whatsoever, and any amounts paid in settlement of any claim or litigation sustained or incurred by the Buyer as a result of or arising out of or by virtue of: (i) any inaccuracy in a representation or warranty made by Seller to Buyer in this Agreement; (ii) the failure of Seller to comply with, or the breach by Seller of, any of the covenants in this Agreement to be performed by Seller; (iii) except for the Assumed Liabilities, Seller's failure to honor, discharge, pay or fulfill when due any liability or obligation of Seller related to the period beginning after August 6, 1999 and ending immediately prior to Closing; and (iv) except for matters described in Section 7.2(iv), any breach by WSI or Seller of the U.S. Bancorp Master Lease with respect to any lease thereunder which is not included in the Assumed Liabilities.

         7.4 Indemnification Procedure for Third-Party Claims. In the event a party seeking indemnification (an "Indemnitee") receives written notice of the commencement of any action or proceeding, the assertion of any claim by a third party or the imposition of any penalty or assessment for which indemnity may be sought pursuant to this Article VII (a "Third Party Claim"), and such Indemnitee intends to seek indemnity pursuant to this Article VII, the Indemnitee shall promptly provide the indemnifying party (the "Indemnitor") with notice of such action, proceeding, claim, penalty or assessment. The Indemnitor shall have the right, by giving notice to the Indemnitee within twenty (20) days after receipt of notice from the Indemnitee of a Third Party Claim, at its expense, to defend against, negotiate, settle or otherwise deal with any claim with respect to which it is the Indemnitor and to have the Indemnitee represented by counsel reasonably satisfactory to the Indemnitee, selected by the Indemnitor; provided that the Indemnitee may participate in any proceeding with counsel of its choice at its expense. The Indemnitor may not enter into a settlement of any Third Party Claim without the consent of the Indemnitee unless such settlement requires no more than a monetary payment for which the Indemnitee has been fully paid. In the event the Indemnitee is controlling the defense of any Third Party Claim, the Indemnitor may participate in such defense and settlement through counsel chosen by it and Indemnitee shall not settle any Third Party Claim without the consent of the Indemnitor, which consent shall not be unreasonably withheld. The parties will cooperate fully with each other in connection with the defense, negotiation or settlement of any Third Party Claim.

                                  ARTICLE VIII
                                    COVENANTS

         8.1 Covenant Not to Compete.

                  (a) Each of Seller and WSI agree that it will not, for a period of two (2) years following the Closing Date, directly or indirectly, whether on its own account or as a shareholder, partner, joint venturer, and/or agent, of any person, firm, corporation or other entity or otherwise, own, manage, operate, join, control or participate in the ownership, management, operation or control of, or promote or assist, financially or otherwise, any person, firm, association, corporation or other entity engaged in custom precision contract machining business with those customers listed on Schedule 8.1(a) solely at the locations set forth therein. Notwithstanding the foregoing, the obligations under this Section 8.1(a) shall not restrict the ability of any non-affiliated third party purchasing the stock of WSI (whether by tender offer or merger), or restrict the ability of any business purchased by WSI or its affiliates (whether by mergers, asset or stock purchase), from engaging in custom precision contract machining with any of those customers listed on Schedule 8.1(a), at the locations set forth therein, if such purchaser or target was engaged in such business with any such customers prior to such transaction. Seller and WSI represent that there are no such transactions currently pending.

                  (b) Buyer and W. Bowman agree that they will not, for a period of two (2) years following the Closing Date, directly or indirectly, whether on their own account or as a shareholder, partner, joint venturer, and/or agent, of any person, firm, corporation or other entity or otherwise, own, manage, operate, join, control or participate in the ownership, management, operation or control of, or promote or assist, financially or otherwise, any person, firm, association, corporation or other entity engaged in any custom precision contract machining business with those customers listed on Schedule 8.1(b) solely at the locations set forth therein. Notwithstanding the foregoing, the obligations under this Section 8.1(b) shall not restrict the ability of any non-affiliated third party purchasing the stock of Buyer or restrict the ability of any business purchased by Buyer (whether by merger, asset or stock purchase) from engaging in custom precision contract machining with any of those customers listed on
         Schedule 8.1(b), at the locations set forth herein, if such purchaser was engaged in such business with any such customers prior to such purchase. Buyer and W. Bowman represent that there are no such transactions currently pending.

         8.2 Covenant Against Solicitation; Confidentiality. Seller and WSI agree that they shall not, for a period of one (1) year following the Closing Date, directly solicit for hire any employee of Seller's Business listed on
Schedule 8.2. The provisions of this Section 8.2 shall not restrict the solicitation of employees who do not accept Buyer's offer of employment or who are hired but subsequently terminate employment with Buyer, nor shall it restrict solicitation by general advertisement, or restrict solicitation of any individual not listed on Schedule 8.2. For a period of two (2) years from the Closing Date, Seller and WSI agree to keep confidential all non-public information exclusively related to the Business (as opposed to WSI's and its affiliate's other operations) as conducted by Seller prior to the Closing Date, provided this provision shall not apply to information which becomes public through no breach by Seller or WSI of this provision or is independently developed by Seller, WSI or any of its affiliates.

         8.3 Inspection of Books and Records.

                  (a) For a period of five (5) years from and after the Closing, Seller and WSI shall make or cause to be made available to Buyer for examination and copying all records and documents of every character not included in the Purchased Assets but relating to the Business, and shall permit Buyer and its representatives, attorneys, accountants and agents to have access to the same at all reasonable times, if Buyer determines in its reasonable judgment that such examination is necessary in connection with any governmental or quasi-governmental inquiry or in connection with any claim made against Buyer or the Purchased Assets.

                  (b) For a period of five (5) years from and after the Closing, Buyer agrees to maintain and provide the Seller and WSI and their representatives reasonable access to the Business Records for purposes of preparation of any tax returns by the Seller or WSI after the Closing, responding to any audit by the Internal Revenue Service or any other authority and responding to any claims made against Seller or WSI to the extent such documents are relevant.

         8.4 Access and Assistance. Buyer agrees to provide Seller access to the Main Facility for purposes of removing any Excluded Assets, which shall occur within sixty (60) days after the Closing Date. In addition, Buyer shall, at no cost to Seller, provide assistance of appropriate employees as necessary to disconnect and remove the Excluded Assets from the Main Facility. In addition, for a period of sixty (60) days from the Closing Date, Buyer shall provide, at no cost to Seller, office space for one employee of Seller, and such employee shall be afforded access by Buyer to the Business Records related to pre-closing operations of Seller and access to the computer system for completion of accounting matters and payment of payables related to pre-closing operations of Seller. For a period of up to 60 days from the Closing Date, WSI will continue to provide Buyer with e-mail and internet service in substantially the same manner as provided to Seller prior to the Closing. Buyer shall reimburse WSI for all costs incurred by WSI for such service, including the monthly telephone line charge. WSI shall have no responsibility with respect to the performance of the e-mail and internet service due to circumstances not in WSI's control.

         8.5 Employees. Seller shall terminate, on or before the effective time of the Closing, the employment of the individuals listed on Schedule 8.2.

         8.6 Transfer of Assets and Liabilities from the WSI Industries, Inc. Retirement Savings Plan and Trust. As soon as practicable after the Closing Date, the Buyer shall designate a plan (the "Buyer's 401(k) Plan") and the Seller and Buyer shall agree upon and designate a transfer date ("Transfer Date"), which shall be no later than forty-five (45) days after the Closing Date. Buyer represents and covenants that Buyer's 401(k) Plan shall comply with all requirements of the Code and ERISA and shall be tax qualified as of the Transfer Date. Seller shall cause the WSI Industries, Inc. Retirement Savings Plan to transfer on the Transfer Date and Buyer shall cause the Buyer's 401(k) Plan to accept cash and promissory notes representing plan loans in an amount equal to the vested and non-vested account balances of as of the Transfer Date of any of Seller's employees who accept employment with Buyer and their beneficiaries (the "Account Balances"). Such transfer shall comply with the requirements of Section 414(l) of the Code and ERISA.

         8.7 Establishment of Group Health Plan and Flex Plan by Buyer. Buyer shall, as soon as possible but no later than April 1, 2002, establish and maintain a group medical plan (as defined in Section 4980B of the Code) and shall provide coverage (at Buyer's expense solely or jointly with employees) under Buyer's group medical plan to all employees hired from Seller (whether or not employed on the date such coverage becomes effective). Buyer's group medical plan shall establish coverages (including deductibles) substantially similar to Seller's plans and shall, to the extent required by law, waive any pre-existing conditions. Between the Closing Date and the effective date of Buyer's group medical plan (not later than April 1, 2002), Seller shall provide coverage pursuant to Section 4980B of the Code, Part 6 of Title 1 of ERISA (COBRA) and any applicable state law with respect to any of Seller's employees who are hired by Buyer and their qualified beneficiaries ("COBRA Continuees") under Seller's group medical and dental plans, and Buyer agrees to pay to Seller immediately upon demand all out-of-pocket expenses and costs (including costs of claims, administration costs, etc.) incurred by WSI or Seller to provide such coverage, net of any amount actually received by Seller from any such COBRA Continuee, up to a maximum of $10,500. Seller shall provide an accounting of such costs and expenses. From and after April 1, 2002 or the effective date of Buyer's group medical plan (the "Transition Date"), if any COBRA Continuees, other than any COBRA Continuee whose employment with Buyer is terminated by Buyer or by such individual, voluntarily or involuntarily, or a COBRA Continuee who elects COBRA continuation by reason of the failure of Buyer's group medical plan to waive a pre-existing condition, which condition affects such individual, are not covered under Buyer's group medical plan, Buyer shall pay to Seller immediately upon demand any liability incurred by Seller or Seller's group medical plan (including, but not limited to, the actual cost of claims, the cost of administration of such claims, and the cost of stop loss insurance related to such COBRA Continuees, but less any amounts actually received by Seller from such COBRA Continuees) with respect to each such COBRA Continuee after the Transition Date. Seller and Seller's group medical and dental plans shall be and remain liable for coverage pursuant to Section 4980B of the Code, Part 6 of Title 1 of ERISA (COBRA) and any applicable state law with respect to any of Seller's terminated employees who are not hired by Buyer, and their qualified beneficiaries.

         Buyer shall also establish a flexible benefit plan under Section 125 of the Code, and Buyer shall assume as of the Closing Date the assets and liabilities of any of Seller's employees who are hired by Buyer and their dependants under Seller's flexible benefit plan as set forth on the books and records of the Seller as of the Closing Date.

         8.8 Warranty. Buyer agrees to perform all warranty work required by contract for repairs, returns or other claims made by customers with respect to products machined and sold by Seller prior to Closing. All such warranty work shall be completed in substantially the same manner as provided by Seller prior to Closing, including, without limitation, complying with customer requests for site visits for repairs. Buyer agrees to bear all of the costs and expenses related to such warranty work related to claims made within thirty (30) days after the Closing Date up to a maximum of $10,000, excluding costs and expenses of any required site visits which shall be borne by Buyer without limitation. For warranty work exceeding $10,000 during such period, Buyer shall, upon Seller's written request and upon written notice by Buyer to Seller detailing the claim and the estimated cost, perform such work and Seller shall reimburse Buyer for the material cost thereof and for the cost of labor at $60 per hour associated with such work within thirty (30) days after invoice and documentation of costs. For claims made after such thirty (30) day period, such warranty work shall be performed by Buyer at its sole cost and expense.

         8.9 Equipment Leases. Buyer agrees to buy out in full the Equipment Leases on or before February 28, 2002.

                                   ARTICLE IX
                                  MISCELLANEOUS

         9.1 Further Assurances. The parties shall execute such further documents, and perform such further acts, as may be necessary to transfer and convey the Purchased Assets to Buyer, on the terms herein contained, and to otherwise comply with the terms of this Agreement and consummate the transactions herein provided.

         9.2 Expenses and Transfer Taxes. All fees and expenses incurred by Seller in connection with this Agreement shall be borne by Seller, and all fees and expenses incurred by Buyer in connection with this Agreement shall be borne by Buyer. Buyer shall pay all transfer taxes, recording fees, deed taxes, sales tax and vehicle transfer taxes.

         9.3 Notices. All notices required or permitted to be given hereunder shall be in writing and shall be deemed given when delivered in person, or three business days after being deposited in the United States mail, postage prepaid, registered or certified mail, addressed as hereinafter set forth or on the next business day after being deposited with a nationally recognized overnight courier service addressed as hereinafter set forth or upon dispatch if sent by facsimile with telephonic confirmation of receipt from the intended recipient to the telecopy number hereinafter set forth:

If to Buyer or Bowman addressed to:           W Bowman Consulting Company
                                              c/o William D. Bowman
                                              172 River Bluffs Lane Northwest
                                              Rochester, MN 55901

With a copy to:                               Daniel E. Berndt
                                              Dunlap & Seeger, P.A.
                                              206 South Broadway, Suite 905
                                              Marquette Bank Building
                                              Rochester, MN  55903

If to Seller or WSI addressed to:             Bowman Tool & Machining, Inc.
                                              c/o WSI Industries, Inc.
                                              15250 Wayzata Boulevard, Suite 108
                                              Wayzata, MN 55391
                                              Attention:  Michael J. Pudil

With a copy to:                               Charles P. Moorse, Esq.
                                              Lindquist & Vennum P.L.L.P.
                                              4200 IDS Center
                                              80 South 8th Street
                                              Minneapolis, MN 55402

and/or to such other respective addresses as may be designated by notice given in accordance with the provisions of this Section 9.3 except that any notice of change of address shall not be deemed given until actually received by the party to whom directed.

         9.4 Third Parties. Nothing in this Agreement, whether expressed or implied, is intended to confer any rights or remedies under or by reason of this Agreement on any other person other than the parties and their respective successors and assigns, nor is anything in this Agreement intended to relieve or discharge the obligation or liability of any third person to either party hereto, nor shall any provision give any third party any right of subrogation or actions over or against either party hereto. This Agreement is not intended to and does not create any third party beneficiary rights whatsoever.

         9.5 Entire Agreement. This Agreement and the Schedules and Exhibits hereto constitute the entire agreement between the parties and shall be binding upon and inure to the benefit of the parties hereto and their respective legal representatives, successors and assigns. EXCEPT AS SET FORTH HEREIN, SELLER MAKES NO REPRESENTATIONS OR WARRANTIES REGARDING THE PURCHASED ASSETS OR THE BUSINESS INCLUDING WITHOUT LIMITATION ANY IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE AND HEREBY TRANSFERS SUCH ASSETS "AS IS, WHERE IS."

         9.6 No Waiver. The failure in any one or more instances of a party to insist upon performance of any of the terms, covenants or conditions of this Agreement, to exercise any right or privilege in this Agreement conferred, or the waiver by said party of any breach of any of the terms, covenants or conditions of this Agreement, shall not be construed as a subsequent waiver of any such terms, covenants, conditions, rights or privileges, but the same shall continue and remain in full force and effect as if no such forbearance or waiver had occurred. No waiver shall be effective unless it is in writing and signed by an authorized representative of the waiving party.

         9.7 Modification. This Agreement may only be amended or modified in writing signed by the parties hereto.

         9.8 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed to be an original, and all such counterparts shall constitute but one instrument.

         9.9 Severability. The invalidity of any provision of this Agreement or portion of a provision shall not affect the validity of any other provision of this Agreement or the remaining portion of the applicable provision.

         9.10 Headings. The descriptive headings of the Articles and Sections of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

         9.11 Applicable Law. All questions concerning the validity, operation, enforceability, interpretation, construction, and effect of this Agreement shall be governed by, and determined in accordance with the internal laws of the State of Minnesota without regard to the conflicts of law provisions.

         9.12 Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns. This Agreement is not assignable by any party without the written consent of the other parties.

                                    *********

         IN WITNESS WHEREOF, the parties have executed this Asset Purchase Agreement as of the day and year first above written.

                                         BOWMAN TOOL & MACHINING, INC.


                                         By /s/ Michael Pudil
                                            ------------------------------------
                                            Its President

                                         WSI INDUSTRIES, INC.


                                         By /s/ Michael Pudil
                                            ------------------------------------
                                            Its President

                                         W BOWMAN CONSULTING COMPANY


                                         By /s/ William D. Bowman
                                            ------------------------------------
                                            Its President


                                            /s/ William Bowman
                                            ------------------------------------
                                            William Bowman


                                            ACCEPTED AND AGREED TO

AS TO SECTIONS 2.3 and 6.5

BOWMAN CONSULTING OF ROCHESTER, MINNESOTA


By  /s/ William Bowman
    -----------------------------------------
Its President


   /s/ Mary Jo Bowman
   ------------------------------------------
   Mary Jo Bowman